FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

Media Contact:	Investor Contact:
Louis Cheng	Anne Marie McCauley
A&R Edelman	Check Point Software Technologies
650.762.2814	650.628.2040
lcheng@ar-edelman.com	ir@us.checkpoint.com

CHECK POINT SOFTWARE REPORTS FINANCIAL RESULTS FOR THE
THIRD QUARTER OF 2006

REDWOOD CITY, Calif., – October 19, 2006 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the third quarter ended September 30, 2006.

“During the third quarter, we delivered solid financial performance,” said Gil Shwed, chairman and chief executive officer of Check Point Software. “These results were driven by strong adoption of our new UTM offerings, successful implementation of enhanced service initiatives and continued execution from our partners and employees.”

Financial Highlights for the Third Quarter of 2006:
—	Total Revenues: $142.5 million, an increase of 3 percent compared to $138.9 million in the second quarter of 2006 and an increase of 1 percent compared to $141.1 million in the third quarter of 2005.
—	Earnings per Diluted Share – GAAP: $0.31, an increase of 15 percent compared to $0.27 in the second quarter of 2006 and the same when compared to $0.31 in the third quarter of 2005. Equity based compensation expenses of $0.03 are included in the third quarter of 2006 GAAP results pursuant to SFAS 123(R).
—	Earnings per Diluted Share – Non GAAP: $0.34, an increase of 6 percent compared to $0.32 in the second quarter of 2006 and in the third quarter of 2005. Non-GAAP EPS excludes equity based compensation expenses and acquisition related charges[1].
—	Net Income – GAAP: $71.1 million, an increase of 8 percent compared to $65.7 million in the second quarter of 2006 and a decrease of 10 percent compared to $78.7 million in the third quarter of 2005. Net income in the third quarter of 2006 includes equity based compensation expenses in the amount of $6.5 million. Equity based compensation expenses have been reported since the beginning of 2006pursuant to SFAS 123(R). In the third quarter of 2005, the equity based compensation expenses of $0.8 million relate to prior acquisitions.

1     “Equity based compensation expenses” refer to the amortized fair value of all equity based awards granted to employees. “Acquisition related charges” refer to the impact of the amortization of intangible assets and other acquisition related expenses.

—	Net Income – Non GAAP: $78.6 million, an increase of 3 percent compared to $76.0 million in the second quarter of 2006 and a decrease of 2 percent compared to $80.5 million in the third quarter of 2005. Non-GAAP net income excludes equity based compensation expenses and acquisition related charges.
—	Deferred Revenues: $173.4 million, a decrease of $3.1 million or 2 percent compared to deferred revenues as of June 30, 2006 and an increase of $29.1 million or 20 percent compared to deferred revenues as of September 30, 2005.
—	Cash Flow: cash flow from operations was $75.4 million, a decrease of 10 percent compared to the third quarter of 2005.
—	Share Repurchase Program: during the third quarter of 2006, Check Point repurchased 11.5 million shares at a total cost of $201.4 million.

See “Use of Non-GAAP Financial Information” and “Reconciliation of Supplemental Financial Information” below for more information regarding Check Point’s use of non-GAAP measures.

Recent Business Highlights Include:

—	Collaborated with Intel on Developing High Performance Security – announced a performance breakthrough for security software in demanding network security environments. Working together, the Dual-Core Intel Xeon Processors 5100 BIOS was modified to deliver optimized performance for our security solutions. Using an open server approach allows customers the flexibility of software with the high-performance of hardware at a leading price-performance ratio.

—	Achieved Prominent EAL 4 U.S. Government Certification – certified for all four critical network security categories – firewall, VPN, IDS/IPS and remote management. Check Point products meet and exceed the stringent requirements established by government standards, government approval processes and security industry tests. With this certification, Check Point is the only security company to offer government agencies a certified unified security architecture in these four critical network security categories.

—	Hosted Check Point Experience Event for Partners and Users in Asia Pacific –held annual partner and user event in Asia Pacific which included technical and business discussions and product demonstrations to improve technical know-how and expertise of attendees.

Mr. Shwed continued, “During the quarter we had a number of strategic and architecture-focused wins with major customers from around the world, validating our continued efforts of developing our unified security architecture.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on October 19, 2006 at 8:30 AM ET/5:30 AM PT. To listen to the live webcast, please visit Check Point’s website at http://www.checkpoint.com/ir. A replay of the conference call will be available through November 2, 2006 at the company’s website http://www.checkpoint.com/ir or by telephone at (973) 341-3080, pass code 7947206.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with SFAS 123(R) in 2006 and APB 25 in 2005 and acquisition related charges, as well as taxes on amortization of intangible assets and acquisition related expenses. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and such as deemed it important to provide all this information to investors.

Safe Harbor Statement
Certain statements in this press release are forward-looking statements. Forward-looking statements include statements regarding Check Point’s expectations regarding continued efforts to develop a unified security architecture and execution on business objectives. Because these statements pertain to future events they are subject to various risks and uncertainties, and actual results could differ materially from Check Point’s current expectations and beliefs.  Factors that could cause or contribute to such differences include, but are not limited to: general market conditions in the company’s industry; economic and political uncertainties; the impact of political changes and weaknesses in various regions of the world, including  hostilities or acts of terrorism in Israel, where Check Point’s international headquarters are based; inclusion of network security functionality in third-party hardware or system software; any foreseen and unforeseen developmental or technological difficulties with regard to Check Point’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; rapid technological advances and changes in customer requirements to which Check Point is unable to respond expeditiously, if at all; a shift in demand for products such as Check Point’s; factors affecting third parties with which Check Point has formed business alliances; timely availability and customer acceptance of Check Point’s new and existing products; the amount of equity based compensation charges and other factors and risks discussed in Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update information concerning its expectations.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leader in securing the Internet. It is a market leader in the worldwide enterprise firewall, personal firewall and VPN markets. Through its NGX platform, the company delivers a unified security architecture for a broad range of perimeter, internal, Web, and endpoint security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company’s ZoneAlarm product line is the highest rated personal computer security suite, comprised of award-winning endpoint security solutions that protect millions of PCs from hackers, spyware and data theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from hundreds of leading companies. Check Point solutions are sold, integrated and serviced by a network of thousands of Check Point partners from around the world and its customers include 100 percent of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

©2003-2006 Check Point Software Technologies Ltd. All rights reserved. Check Point, Application Intelligence, Check Point Express, Check Point Express CI, the Check Point logo, AlertAdvisor, ClusterXL, ConnectControl, Connectra, Cooperative Enforcement, Cooperative Security Alliance, CoSa, DefenseNet, Eventia Suite, Eventia, Eventia Analyzer, Eventia Reporter, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FloodGate-1, Hacker ID, IMsecure, INSPECT, INSPECT XL, Integrity, Integrity SecureClient, Integrity Clientless Security, InterSpect, IQ Engine, NG, NGX, Open Security Extension, OPSEC, OSFirewall, Policy Lifecycle Management, Provider-1, Safe@Office, SecureClient, SecureKnowledge, SecuRemote, SecurePlatform, SecurePlatform Pro, SecureServer, SecureUpdate, SecureXL, SecureXL Turbocard, SiteManager-1, SmartCenter, SmartCenter Express, SmartCenter Power, SmartCenter Pro, SmartCenter UTM, SmartConsole, SmartDashboard, SmartDefense, SmartDefense Advisor, Smarter Security, SmartLSM, SmartMap, SmartPortal, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, SofaWare, SSL Network Extender, Stateful Clustering, TrueVector, Turbocard, UAM, UserAuthority, User-to-Address Mapping, VPN-1, VPN-1 Accelerator Card, VPN-1 Edge, VPN-1 Express, VPN-1 Express CI, VPN-1 Power, VPN-1 Power VSX, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, VPN-1 UTM, VPN-1 UTM Edge, VPN-1 VSX, Web Intelligence, ZoneAlarm, ZoneAlarm Anti-Spyware, ZoneAlarm Antivirus, ZoneAlarm Internet Security Suite, ZoneAlarm Pro, Zone Labs, and the Zone Labs logo are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668, 5,835,726, 6,496,935, 6,873,988, and 6,850,943 and may be protected by other U.S. Patents, foreign patents, or pending applications.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except per share amounts)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2006	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Products and licenses	$58,787	$58,492	$65,616	$172,098	$202,386
Software subscriptions	64,517	63,550	60,395	190,594	177,734
Services	19,214	16,894	15,057	52,354	43,172

Total revenues	142,518	138,936	141,068	415,046	423,292

Operating expenses:
Cost of revenues	8,064	7,534	6,447	22,311	18,669
Research and development	14,266	15,911	12,733	46,460	38,091
Selling and marketing	37,862	39,565	33,403	113,639	105,508
General and administrative	10,383	10,393	6,009	32,010	18,420
Amortization of intangible assets and acquisition related expenses	1,504	1,505	1,411	5,441	4,233

Total operating expenses	72,079	74,908	60,003	219,861	184,921

Operating income	70,439	64,028	81,065	195,185	238,371
Financial income, net	15,595	16,218	14,321	47,321	40,190

Income before income taxes	86,034	80,246	95,386	242,506	278,561
Taxes on income	14,897	14,530	16,642	44,020	48,114

Net income	$71,137	$65,716	$78,744	$198,486	$230,447

Earnings per share (basic)	$0.31	$0.27	$0.32	$0.83	$0.94

Number of shares used in computing
earnings per share (basic)	231,008	240,982	244,261	238,458	245,820

Earnings per share (diluted)	$0.31	$0.27	$0.31	$0.83	$0.91

Number of shares used in computing
earnings per share (diluted)	231,656	240,982	250,075	239,327	252,801

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF SUPPLEMENTAL FINANCIAL INFORMATION

(In thousands, except per share amounts)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2006	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$70,439	$64,028	$81,065	$195,185	$238,371
Stock-based compensation (1)	6,473	9,315	837	27,388	2,993
Amortization of intangible
assets and acquisition related
expenses (2)	1,504	1,505	1,411	5,441	4,233

Non-GAAP operating income	$78,416	$74,848	$83,313	$228,014	$245,597

GAAP net income	$71,137	$65,716	$78,744	$198,486	$230,447
Stock-based compensation (1)	6,473	9,315	837	27,388	2,993
Amortization of intangible
assets and acquisition related
expenses (2)	1,504	1,505	1,411	5,441	4,233
Taxes on amortization of
intangible assets and
acquisition related expenses (3)	(542)	(542)	(542)	(1,625)	(1,625)

Non-GAAP net income	$78,572	$75,994	$80,450	$229,690	$236,048

GAAP Earnings per share (diluted)	$0.31	$0.27	$0.31	$0.83	$0.91
Stock-based compensation (1)	0.03	0.04	0.00	0.11	0.01
Amortization of intangible
assets and acquisition related
expenses (2)	0.00	0.01	0.01	0.02	0.02
Taxes on amortization of
intangible assets and
acquisition related expenses (3)	0.00	0.00	0.00	0.00	(0.01)

Non-GAAP Earnings per share
(diluted)	$0.34	$0.32	$0.32	$0.96	$0.93

Number of shares used in
computing Non-GAAP earnings per
share (diluted)	231,656	240,982	250,075	239,327	252,801

(1) Stock-based compensation:
Cost of revenues	$88	$59	$130	$257	$295
Research and development	909	2,968	292	7,426	994
Selling and marketing	966	2,197	357	5,782	1,496
General and administrative	4,510	4,091	58	13,923	208

Total	$6,473	$9,315	$837	$27,388	$2,993

(2 & 3) Amortization of
intangible assets and
acquisition related expenses:
Cost of revenues	$1,353	$1,354	$1,354	$4,061	$4,062
Selling and marketing	151	151	57	453	171
General and administrative	-	-	-	927	-

(2) Subtotal before taxes	1,504	1,505	1,411	5,441	4,233
(3) Taxes on income	(542)	(542)	(542)	(1,625)	(1,625)

Total	$962	$963	$869	$3,816	$2,608

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)
ASSETS

	September 30, 2006	December 31, 2005
	(unaudited)	(unaudited)

Current assets:
Cash and cash equivalents	$205,180	$298,531
Marketable securities and deposits	984,809	1,044,312
Trade receivables, net	92,316	127,129
Other receivables and prepaid expenses	18,142	20,646

Total current assets	1,300,447	1,490,618

Long-term assets:
Long-term investments	422,061	382,500
Property and equipment, net	45,334	7,665
Intangible assets, net	15,701	20,215
Goodwill	174,295	174,295
Deferred income taxes, net	953	8,694
Other assets	891	875

Total long-term assets	659,235	594,244

Total assets	$1,959,682	$2,084,862

LIABILITIES AND
SHAREHOLDERS' EQUITY

Current liabilities:
Deferred revenues	$173,406	$168,998
Trade payables and other accrued liabilities	136,289	136,872

Total current liabilities	309,695	305,870

Accrued severance pay, net	4,099	3,271

Total liabilities	313,794	309,141

Shareholders' equity:
Share capital	774	774
Additional paid-in capital	411,217	386,529
Deferred stock-based compensation	-	(2,831)
Treasury shares at cost	(703,372)	(380,834)
Accumulated other comprehensive loss	(7,670)	(8,952)
Retained earnings	1,944,939	1,781,035

Total shareholders' equity	1,645,888	1,775,721

Total liabilities and shareholders' equity	$1,959,682	$2,084,862

Total cash and cash equivalents, deposits and
marketable securities	1,612,050	1,725,343

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flow from operating activities:
Net income	$71,137	$78,744	$198,486	$230,447
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	1,501	1,356	4,246	3,981
Decrease (increase) in trade and other receivables, net	(5,598)	9,642	37,286	13,328

Increase (decrease) in trade payables and other accrued
liabilities	(1,479)	(12,323)	4,654	933
Amortization of intangible assets	1,504	1,411	4,514	4,233
Stock-based compensation	6,473	837	27,388	2,993
Tax benefit related to exercise of stock options	-	1,414	-	5,797
Other adjustments	1,827	2,396	3,980	3,727

Net cash provided by operating activities	75,365	83,477	280,554	265,439

Cash flow from investing activities:
Investment in property and equipment	(1,905)	(1,301)	(41,915)	(3,481)

Net cash used in investing activities	(1,905)	(1,301)	(41,915)	(3,481)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	6,111	22,908	46,559	43,005
Purchase of treasury shares	(201,440)	(57,192)	(403,798)	(209,463)
Tax benefit related to exercise of stock options	-	-	3,450	-

Net cash used in financing activities	(195,329)	(34,284)	(353,789)	(166,458)

Unrealized gain on marketable securities, net	7,852	-	1,857	-

Increase (decrease) in cash and cash equivalents, deposits and
marketable securities	(114,017)	47,892	(113,293)	95,500

Cash and cash equivalents, deposits and marketable securities
at the beginning of the period	1,726,067	1,624,899	1,725,343	1,577,291

Cash and cash equivalents, deposits and marketable securities
at the end of the period	1,612,050	1,672,791	1,612,050	1,672,791

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Officer

October 19, 2006